601 Jefferson Street • Suite 3400

Houston, Texas 77002

July 18, 2011

Ms. Lisa Etheredge for Mr. John M. Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	KBR, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 23, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2011
File No. 1-33146

Dear Mr. Hartz:

Thank you for your letter dated July 6, 2011, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 752-3301).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

July 18, 2011

MEMORANDUM

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	Form 10-K for the Year Ended December 31, 2010
Filed February 23, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2011
File No. 1-33146
Response to SEC Staff Comments dated July 6, 2011

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 6, 2011, regarding the KBR, Inc. (“KBR”) filings referenced above. Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-Q for the period ending June 30, 2011 or our Form 10-K for the year ended December 31, 2011. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text and we have underlined language included our proposed future disclosures that has not been included in our previous filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Summary of Consolidated Results, page 26

1.	We note your response to comment two in our letter dated May 31, 2011. Please enhance the table you plan to provide in future filings by distinguishing between changes in award fee revenue pertaining to the current period and award fee revenue pertaining to prior periods. For example, regarding the $132 million of award fees revenue reversed in 2009, the table should clarify when that award fee was originally recognized as revenue.

Response:

In response to the Staff’s comment, we will enhance the table we plan to provide in future filings by including disclosure as necessary to distinguish between changes in award fee revenue pertaining to the current period and award fee revenue pertaining to prior periods as follows:

	For the year ended December 31, (in millions)
	2008	2009	2010
Accrued award fee revenue	$65	$67	$—
Award fee revenue recognized in excess of accrual	17	—	94
Accrued award fee revenue reversed	—	(132)	—

Total	$82	$(65)	$94

In 2009, we reversed accrued award fee revenues of $132 million of which $65 million was originally recognized in 2008 and $67 million was recognized in 2009.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 6, 2011

Executive Compensation, page 48

Summary Compensation, page 48

2.	We note your response to comment eight in our letter dated May 31, 2011. To the extent that you continue to disclose the base salary and supplemental salary on an aggregate basis, in future filings, please include relevant footnote disclosure to the “Salary” column specifying the amounts of supplemental salary paid to each executive officer.

Response:

In response to the Staff’s comment, we will include relevant footnote disclosure to the “Salary” column specifying the amounts of supplemental salary paid to each executive officer to the extent we continue to disclose the base salary and supplemental salary on an aggregate basis in future filings.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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